Friday, July 24, 2009

Mr. Blaise Rhodes
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Responses by Management
 United States Securities and Exchange Commission Letter Dated June 9, 2009
 Form 10-Q for the quarter ended March 31, 2009

Dear Mr. Rhodes:

I appreciate the opportunity to talk with you last week.  Based on our discussion, I have revised our responses to your comments with regard to our Form 10-Q filing for the quarter ended March 31, 2009.  We are in the process of amending our Form 10-Q as shown below and I am hopeful that our amended disclosure will be a sufficient response to your comments.

I am also in the process of finalizing our response to your comments regarding our Form 10-K filing for the fiscal year ended December 31, 2008 and will forward that response under separate cover.

Form 10-Q for the Quarter Ended March 31, 2009
Item 4.  Controls and Procedures
1.	Evaluation of Disclosure Controls and Procedures
Comment – We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures, which impacted the effectiveness of your disclosure controls and procedures.  Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures.  In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective as of March 31, 2009.

Response –We intend to revise our disclosure under Item 4 by deleting the first paragraph and inserting the following two paragraphs:

Our President and Chief Financial Officer (the “Certifying Officer”) attempted to evaluate the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Because there was no written documentation of our disclosure controls and procedures at the time, the Certifying Officer was unable to complete an evaluation and therefore could not conclude whether the disclosure controls and procedures were effective or ineffective as of March 31, 2009.  The Company has since documented in writing its disclosure controls and procedures and has evaluated such controls and procedures as of the end of the period covered by this report.  Based upon such evaluation, the Certifying Officer concluded that our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to our management, including the Certifying Officers, as appropriate to allow timely decisions regarding required disclosure, due to the material weaknesses described below.

As requested, I am also providing the following acknowledgements:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your assistance.

Respectfully,

Michael R Dunn
Chairman and CEO
Who's Your Daddy Inc.
P.O.Box 4709
Mission Viejo, CA 92690
miked@wydmail.com
Office:  949-582-5933
Mobile: 949-283-7377
Fax:     949-582-5913